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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 5)*

                              Haverfield Corporation
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   419-411-10-3
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  September 9, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 419-411-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                174,819
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               174,819
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     174,819
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.17%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 419-411-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                15,400
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               15,400
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.81%
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14   TYPE OF REPORTING PERSON*
     OO
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

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CUSIP No. 419-411-10-3

     This Amendment No. 5 to Schedule 13D Statement is jointly filed on behalf of the Richard M. Osborne Trust (the "Trust"), and Turkey Vulture Fund XIII, Ltd. (the "Fund"), for the purpose of reporting a letter sent by the Fund and the Trust to Haverfield Corporation, an Ohio corporation ("Haverfield").


Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     Reference is hereby made to the letter, a copy of which is attached hereto as Exhibit 7.7, dated September 9, 1996, from the Trust and the Fund to Haverfield, in which the Trust and Fund seek Haverfield's confirmation that acquisition of additional shares by the Trust or the Fund in excess of 10% ownership is appropriate. The letter also requests the right to inspect Haverfield's stockholder list in order to communicate with the stockholders of Haverfield concerning corporate affairs relating to the Fund and Trust's mutual interests as shareholders.


Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and supplemented as follows:

          7.7  --   Letter from the Fund and Trust to Haverfield, dated
                    September 9, 1996
          7.8  --   Agreement of Joint Filing


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CUSIP No. 419-411-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 12, 1996                    THE RICHARD M. OSBORNE TRUST

                                             By: /s/ Richard M. Osborne
                                                --------------------------
                                                Richard M. Osborne, Trustee


                                             TURKEY VULTURE FUND XIII, LTD.


                                             By: /s/ Richard M. Osborne
                                                --------------------------
                                                Richard M. Osborne, Manager




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CUSIP No. 419-411-10-3

                              Exhibit Index

     7.7  --   Letter from the Fund and Trust to Haverfield, dated September 9,
               1996
     7.8  --   Agreement of Joint Filing